Exhibit 1.8
FOR IMMEDIATE RELEASE
Manchester United and China.com Inc.

Announce the Launch of the Official Chinese Website with

Celebration Events in Hong Kong and Beijing
Hong Kong, 14 July 2005 — China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), a Mobile Value Added Services (MVAS), Internet portal, and online game provider, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), has signed an exclusive partnership with Manchester United Interactive Limited (“Manchester United”) to host and operate the official Chinese websites in traditional and simplified Chinese, and to provide wireless services in Greater China. In advance of the upcoming Asia Tour commencing later this month, Manchester United and China.com kick off the launch of the Chinese websites and wireless services this week with special celebration events in Hong Kong and Beijing.
According to the terms of the agreement, China.com has been appointed as Manchester United’s exclusive partner and provider of Internet and mobile applications and services for the People’s Republic of China and Taiwan, and its exclusive partner and provider of Internet applications and services for Hong Kong and Macau. Under the agreement, the Manchester United official Chinese online destinations will be operated, hosted and promoted by China.com.
China.com celebrated its partnership with Manchester United by officially launching the global football giant’s official online & wireless services in Hong Kong and China on July 12 at a special celebration party in Lan Kwai Fong, Hong Kong. A similar celebration event is scheduled to take place in Beijing on July 14. The traditional Chinese website www.manunited.com.hk and the simplified Chinese website www.manunited.com.cn offer all of the latest Manchester United news for Greater China football fans including the latest team news, exclusive player interviews, match and player’s statistics, match scores & match schedule, team and player profiles, and One United membership information. Planned interactive features include chatrooms, downloads, online games and an e-shopping platform.
China.com will also offer football fans in the PRC real time match results, event news, pictures, audio & video content, downloads, ringtones and mobile games via its wireless platform through SMS (short messaging services), WAP (wireless application protocols), MMS (multimedia messaging services) and IVR (interactive voice response). In addition, there will be unique mobile competitions for fans to win special Manchester United collectibles, match tickets and a chance to meet with their favorite players. The partnership also grants China.com exclusive rights to provide the most up-to-date and official news about Manchester United Asian Tour 2005.
Rudy Chan, CEO of China.com Inc., commenting on the partnership with Manchester United and the launch of the new websites “It is a great pleasure for China.com to bring official Manchester United content to football fans in Greater China. The move also reinforces our commitment in providing the highest quality services and content to football fans in Greater China, and will helps us towards our goal of becoming the best online and wireless sports content provider in China, in the build up to the Beijing 2008 Olympics.”
Vange Kourentis, Business Development Manager of Manchester United Interactive Limited said, “We are very excited to launch the official Chinese websites of Manchester United. Our exclusive partnership offers an exciting opportunity for Manchester United to leverage the China.com platforms that further extends our brand awareness in Greater China. Being Manchester United, we never miss a chance to score and this partnership agreement offers a genuine opportunity to further develop our brand while communicating the Manchester United culture and excitement to football fans across Greater China.”
At Hong Kong launch ceremony, Tony Lam, Director of China.com’s sports initiatives said, “We are fully committed to developing a comprehensive interactive platform for Chinese fans to access Manchester United’s latest information in their own languages. In addition, we are excited to bring exclusive online and wireless services to our users. The first exclusive offers to the China.com Red Devils fans include an online chatting opportunity with Cristiano Ronaldo and free tickets to the training sessions during the Asia Tour.”
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About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.
For more information about CDC Corporation, please visit the website

www.cdccorporation.net.
About China.com Inc
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (former chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.
Safe Harbor Statement
The statements in this news release, other than historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. These forward looking statements include statements relating to our ability to build, operate, host and promote a website and offer SMS, WAP, MMS and IVRS services with attractive content to consumers, the ability of our partnership to bring distinctive marketing opportunities for our business partners to promote their brands and products, our ability to offer consumers with up to date football news and other content, and the ability of the partnership to benefit both our partners’ e-marketing campaigns and our business development.
For further information, please contact:

CDC Corporation

Media Relations	Investor Relations

Anne Yu	Craig Celek

Vice President, Corporate Planning	Vice President, Investor Relations

Tel : (852) 2237 7020	Tel: 1 (212) 661 2160

Fax: (852) 2571 0410	Fax: 1 (646) 827 2421

e-mail: media@cdccorporation.net	e-mail: craig.celek@cdccorporation.net

China.com Inc.

Agnes Li

Corporate Communications Manager

Tel: (852) 2237 7181

Fax: (852) 2571 0410

e-mail: media@hk.china.com